Exhibit 99.16



                                                   FOR IMMEDIATE RELEASE
                                                   ---------------------



                CHATEAU PROPERTIES ANNOUNCES STOCK REPURCHASES
           TO BE EFFECTED PRIOR TO MAILING OF JOINT PROXY STATEMENT


Clinton Township, MI, October 23, 1996 - Chateau Properties, Inc. (NYSE: CPJ) announced today that it intends to commence the repurchase of up to 450,000 shares of its common stock. These repurchases would be made by way of open market or privately negotiated purchases. Following the vote of the shareholders of ROC Communities, Inc. (NYSE: RCI) on the proposed merger with Chateau, Chateau may repurchase up to an additional 1,000,000 shares of its common stock by way of open market purchases, privately negotiated purchases or a tender offer.

C.G. "Jeff" Kellogg, President and Chief Executive Office of Chateau Properties, said, "We first announced our intention to launch this repurchase program as part of our merger agreement with ROC Communities. In commencing the program, we are continuing toward the proposed combination of Chateau and ROC."

Further details relating to these repurchases are contained in a Rule 13e-1 Transaction Statement to be filed by Chateau with the Securities and Exchange Commission pursuant to Rule 13e-1 under the Securities Exchange Act of 1934 and to be mailed to all Chateau stockholders.

Chateau Properties Inc. is a fully integrated real estate investment trust
(REIT) engaged in the long-term ownership, management, development and acquisition of high quality manufactured housing communities. Its portfolio comprises 47 communities located in Michigan, Illinois, Florida, Minnesota, and North Dakota and contains 20,003 sites.

On October 2, 1996, Chateau and ROC announced the joint acquisition of six properties from Oakwood Homes. The 50/50 joint venture includes the capacity for a total of 2,700 homesites.


                                     # # #